FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2006

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant’s name into English)

12 Kineret Street, Airport City, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information contained in this Form 6-K

        The Company announces that today it entered into a binding term sheet with Fortissimo Capital Fund G.P., L.P. with respect to an investment in the Company. Pursuant to the proposed terms; Fortissimo will (i) invest $4,707,938 in the Company in exchange for 627,725 newly issued Ordinary Shares; and (ii) acquire 548,723 Ordinary Shares from certain existing shareholders of the Company for a consideration of $4,115,423, all of whom are either officers or directors of the Company and some of whom are the controlling shareholders of the Company. The transaction reflects a price per share of $7.50. Subsequent to the closing of the contemplated transaction, Fortissimo will own approximately 23.5% of the Company. Pursuant to the contemplated transaction, Fortissimo shall be entitled to nominate two directors to the board of directors of the Company and the existing shareholders’ agreement by and among the controlling shareholders of the Company shall be amended to reflect such entitlement as well as other terms of Fortissimo’s investment. The audit committee and board of directors have approved the terms of the term sheet and determined that the terms of the transaction of the issuance of the Ordinary Shares by the Company to Fortissimo are not materially different from the terms of acquisition of the Ordinary Shares from the existing shareholders. The transaction shall be consummated pursuant to definitive agreements that will be executed between the Company, the selling shareholders and Fortissimo. The closing of the transaction is expected to occur within 90 days and is subject to the approval of the shareholders of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2006	Crow Technologies 1977 Ltd. By: /s/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer